Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

February 4, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,462,806

WESTERN WIND INCREASES MEGAWATTS UNDER CONTRACT BY 51% FROM 195MW TO 295MW AND RESPONDS TO BROOKFIELD’S LATEST OFFER

Vancouver, BC – February 4, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) provides an update and responds to an amendment to the unsolicited offer (as amended, the “Offer”) by WWE Equity Holdings Inc, an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (together, “Brookfield”) to acquire all of the issued and outstanding common shares (the “Shares” or the “Western Wind Shares”) of Western Wind.

Option on New 100 MW Power Purchase Agreement

Western Wind is pleased to announce that the Company has entered into an option agreement (the “Option Agreement”) with PBJL Energy Corporation (“PBJL”) for the sole and exclusive right and option (the “Option”) to purchase rights held by PBJL under a Master Renewable Power Purchase and Operating Agreement (the “Master PPA”) between PBJL and Puerto Rico Electric Power Authority (the “Power Authority”). Pursuant to the Master PPA, PBJL has the right to sell power from one or more solar energy facilities with a net aggregate capacity of up to 100MWs in various locations in Puerto Rico (the “Project Rights”) and the Power Authority has agreed to purchase all electricity produced from the locations in connection with the Project Rights. The power purchase agreements entered into under the Master PPA will have a tenure of 20 years and the projects must be online by December 31, 2015.

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Pursuant to the Option Agreement, the Company has the exclusive right to acquire the Project Rights and all rights currently held by PBJL under the Master PPA upon making a payment of US$5,000,000. The Option may be exercised either by acquiring the shares of PBJL or the Project Rights including an assignment of the Master PPA. The Option will terminate upon the earlier of (i) September 30, 2013, if the closing of the Option has not occurred on or before that date; (ii) immediately at the sole discretion of PBJL, upon a “change of control” (as defined in the Option Agreement) of Western Wind which includes a transaction which is not supported by the Board of Directors or a material change in the composition of the Board of Directors of the Company. Unless the Offer is supported by the Board of Directors, the taking up of shares by Brookfield under the Offer will permit PBJL to terminate the Option.

The Company was able to acquire the Option for nominal consideration. PBJL is a private company principally owned by independent businessmen who from time to time provide consulting serices to the Company. The US$5 Million payment will be paid by and at the sole disretion of the Board approved purchaser of Western Wind.

The Company’s ability to exercise the 100MW option will be subject to the receipt of all required approvals. The Master PPA can be used on sites acquired or developed by third parties and, subject to meeting all stated conditons, the Power Authority is obligated to purchase the energy generated up to 100 MW. There is no obligation by PBJL to produce or build any facility.

Response to Amended Offer

On January 28, 2013, Brookfield announced that it had amended and supplemented the Offer in order to (a) increase the price payable under the Offer to $2.60 in cash for each Western Wind Share and (b) extend the expiry of the Offer from 5:00 p.m. (Toronto time) on January 28, 2013 to 5:00 p.m. (Toronto time) on February 11, 2013 (a statutory holiday in British Columbia), unless the Offer is further extended or withdrawn (the “Amended Offer”).

After careful consideration, including a thorough review of the Amended Offer, as well as other factors, on February 3, 2013, the Special Committee and the Board of Directors both determined that they recommend that shareholders REJECT the Amended Offer.

While the auction process remains open, no binding offer has been made as of the date of this news release. Brookfield acquired its interest in the Company after the announcement of the sale process. The Board of Directors is of the view that this was done to influence the sale process. To date, the presence of the Offer in addition to Brookfield’s position as a significant shareholder of the Company has had a chilling effect on the sale process.

The Special Committee and the Board of Directors continue to believe that the sale of the Company should proceed by way of an auction proces unencumbered by the Offer. Management and the Board of Directors of the Company remain committed to a sale of the Company and delivering the superior value to its shareholders.

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The Project Rights and the Master PPA may represent an important asset of the Company and provide an opportunity to increase value during the sales process. The Offer, as it was made before the entering into of the Option Agreement, does not ascribe any value to the Project Rights or the Master PPA. The Board of Directors is of the view that the acquisition of an option on the Project Rights and the Master PPA is an example of current management’s belief that it can deliver greater value to shareholders than represented by the Offer, and that a Board supported purchaser will have a substantial opportunity to own additional contracted PPA rights. The Option to acquire the Master PPA, if exercised by a board supported purchaser of Western Wind, will provide that purchaser access to a total of 295 MW of contracted PPA’s rather than the current 195MW. This is an increase of 51% of total MW under contract that could be acquired by a Board supported purchaser.

Shareholders are urged to consider the Amended Offer carefully, and to read the Notice of Change which will be filed by the Company shortly in its entirety before deciding whether to accept or reject the Amended Offer. Any shareholder who is in doubt as to how to respond to the Amended Offer, including whether or not to tender or to withdraw his or her Shares, should consult his or her own investment dealer, tax advisor, lawyer or other professional advisor.

In the Notice of Change to the Supplementary Directors’ Circular issued by the Board of Dirctors on January 23, 2013, the Company provided information on certain discussions between the Company and Brookfield and an indication from Brookfield that an improvement to the Offer may have been possible. On January 24, 2013, Brookfield announced that it had terminated discussions regarding any alternative transactions to the Offer.

The Company continues to pursue its application with the Ontario Securities Commission for an order requiring Brookfield to prepare and disclose the results of a formal valuation in compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as part of the Offer.

On January 28, 2013, Brookfield also announced that shareholders holding 9,031,300 Western Wind Shares, or 15.27% of the Shares held by shareholders independent of Brookfield (“Independent Shareholders”), have entered into lock-up agreements with Brookfield (the “LockUps”). The Lock-Ups will terminate if another offer is made for consideration of 5% more than the price under the Offer. Brookfield also announced that it has been advised that an additional 3,971,713 Western Wind Shares, representing approximately 6.7% of the Shares held by Independent Shareholders, will also potentially be tendered to the Offer (the “Intentions to Tender”). Therefore, Brookfield has stated that based on the number of Western Wind Shares that are subject to the Lock-Ups and the Intentions to Tender, shareholders holding 13,003,013 Western Wind Shares, representing approximately 21.97% of the Shares held by Independent Shareholders, have indicated that they will tender to the Offer. The Company wishes to note that, according to Brookfield’s public statements, the Western Wind Shares that are subject to the Lock-Ups and the Intentions to Tender have not actually been tendered to the Offer. It is impossible to tell how many Western Wind Shares have been actually tendered to the Offer.

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Given public statements made by Brookfield regarding the number of Western Wind Shares that are subject to the Lock-Ups and the Intentions to Tender, the Company wishes to note the following regarding the minimum tender condition relating to the Offer as well as Brookfield’s ability to acquire Western Wind Shares not deposited to the Offer:

  It is a condition of the Offer that half of the Western Wind Shares held by Independent Shareholders are tendered to the Offer (the “Minimum Tender Condition”).

  If, within four months after the date of the Offer, the Offer has been accepted by shareholders who, in the aggregate, hold at least 90% of the Western Wind Shares (other than Western Wind Shares held by Brookfield as of the date of the Offer), Brookfield has stated that it intends, subject to compliance with applicable laws, to acquire (the “Compulsory Acquisition”) all the remaining Western Wind Shares on the same terms that the Western Wind Shares were acquired pursuant to the Offer, pursuant to the provisions of applicable corporate law. Western Wind Shares held by by Brookfield as of the date of the Offer will not be counted towards the 90% threshold for a Compulsory Acquisition.

  If Brookfield acquires less than 90% of the Western Wind Shares, Brookfield may pursue other means of acquiring the remaining Western Wind Shares not deposited under the Offer (a “Subsequent Acquisition Transaction”). In order to complete a Subsequent Acquisition Transaction, Brookfield must, after taking up Western Wind Shares under the Offer, own at least 66 ⅔% of the outstanding Western Wind Shares on a fully-diluted basis and sufficient votes must be cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101. Brookfield has stated that it intends to cause the Western Wind Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable laws, to be counted as part of any minority approval that may be required in connection with such transaction. However, Western Wind Shares held by by Brookfield as of the date of the Offer will not be counted as part of any such minority approval.

Jeff Ciachurski, CEO of Western Wind states “We are proud to have all of our relationships work together to add significant value for the benefit of our shareholders during the sales process. An executed 100 MW solar PPA is a significant asset especially given 74% of Puerto Rico’s electrical generation is derived from burning dirty and volatile priced oil. This fact allows strong PPA pricing for us but yet affords the Power Authority with a cheaper and cleaner pricing option for the rate payers of Puerto Rico. We expect any purchaser of Western Wind to consider this a major benefit in their valuation.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets

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for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the exercise of the Option and value that might be derived from the Master PPA, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield, and the availability of a financially superior offer. Several factors could cause actual results to differ materially

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from those expressed in the forward-looking statements, including, but not limited to: the ability to exercise the Option and realize value from the Master PPA, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield, may not be as anticipated by the Company, actions taken by Brookfield, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the risk that the Company will not be able to exercise the Option or obtain any value from the Master PPA, the risk that the outcome of a hearing before the OSC will not be in the Company’s favor, the results of the valuation, if obtained by Brookfield, will not be as anticipated by the Company, the progress of Western Wind’s sales process, and, assuming the Company receives an expression of interest from a prospective purchaser, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Company believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

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